

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Mr. Andrew R. Lane
President and Chief Executive Officer
McJunkin Red Man Corporation
2 Houston Center
909 Fannin, Suite 3100
Houston, TX 77010

> **Re: McJunkin Red Man Corporation**
> **Registration Statement on Form S-4**
> **Filed March 24, 2011**
> **File No. 333-173035**
> **Registration Statement on Form S-1**
> **Filed March 24, 2011**
> **File No. 333-173037**

Dear Mr. Lane:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. As applicable, please address the comments set forth in our letter dated today regarding your Form S-1 (333-173037) filed March 24, 2011. Additionally, please note that neither the Form S-4 or the Form S-1 will be declared effective until all comments on both registration statements have been resolved.

2. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). <u>See</u> <u>also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman

& Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. We note that some of the disclosure contained in the prospectus is based upon information obtained from third-party sources. Please tell us whether you funded or were otherwise affiliated with any of these third-party sources.

Cover Page of Registration Statement

4. Please amend the cover page of your registration statement to conform to the cover page prescribed by Form S-4. In this regard, we note that you have omitted the two paragraphs immediately preceding the "Calculation of Registration Fee" table.

Prospectus Cover Page

5. We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently presented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Risk Factors, page 16

6. You state, "The risks described below are not the only risks we face. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect us and your investment." Please remove this limitation on the scope of your risk factors, or revise to clarify that you have discussed all known material risks.

Selected Historical Consolidated Financial and Other Data, page 44

7. Please revise your selected financial data table as well as your summary financial data table on page 12 to present the yearly information in the same order as presented in your financial statements.

8. Please revise your reconciliation of adjusted EBITDA to net income on pages 15 and 46 to separately disclose the items and amounts that you currently present as other non-recurring and non-cash expenses.

Management's Discussion and Analysis . . . , page 47

Legal Proceedings, page 67

9. You disclose on pages 67 and F-40 that, with the assistance of accounting and financial consultants and your asbestos litigation counsel, you conducted analyses of asbestos-related litigation in order to estimate the adequacy of the reserve for pending and probable asbestos-related claims. Please tell us the nature and extent of these third parties' involvement, and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933, as amended. If these third parties are experts, you must delete your references to them or name the parties and file consents as required under Rule 436 of the Securities Act of 1933.

10. You disclose on page 68 that the ultimate resolution of all pending matters is not expected to have a material effect on your financial position but could have a material adverse impact on results of operations in the period of resolution. Please enhance your disclosure to also address the potential impact on your liquidity.

Results of Operations, page 50

11. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly SG&A expenses were impacted by your cost savings initiatives as opposed to other factors that are included within SG&A. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

12. You disclose on page 52 that your International sales weakened in 2010 due to reduced capital and other expenditures and project delays by your customers. It appears that your International sales actually increased from $51.8 million for the year ended December 31, 2009 to $255.6 million for the year ended December 31, 2010. As such, please revise your disclosure accordingly or advise.

Liquidity and Capital Resources, page 58

13. You disclose that a substantial portion of your cash and cash equivalents is maintained in the accounts of your various foreign subsidiaries. As such, please consider enhancing your liquidity disclosure to address the following:

   - Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and
   - Enhance your disclosure to state, if true, that your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

   Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Critical Accounting Estimates, page 68

Goodwill and Other Indefinite-Lived Intangible Assets, page 69

14. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

   - Identify the reporting unit;
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   - The amount of goodwill;
   - A description of the assumptions that drive the estimated fair value;
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results. Please refer to Item 303 of Regulation S-K and

Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

15. We note that you have unamortizable trade names in the amount of $336.2 million as of December 31, 2010. Given the significance of this asset, we believe robust disclosures regarding how you assess this asset for recoverability is necessary for a reader's full understanding of your financial statements. Please enhance your disclosure to provide a detailed description of the valuation method used to determine if your indefinite-lived intangible assets are impaired as of the balance sheet.

Cautionary Note Regarding Forward-Looking Statements, page 72

16. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

17. You state that you "undertake no obligation to publicly update or revise any forward-looking statement . . . ." This statement does not appear to be consistent with your disclosure obligations. Please revise your disclosure to clarify that you will update this information to the extent required by law.

Business, page 74

18. Given the nature of your business, in an appropriate section of the business discussion, please explain your industry practices related to the working capital items. Refer to Item 101(c)(1)(vi) of Regulation S-K. To the extent applicable, please discuss if you provide your customers with extended payment terms.

Executive Compensation, page 96

Compensation Discussion and Analysis, page 96

19. Throughout this section, we note your references to corporate, performance, business, and financial goals as well as targets. Specifically, we note you measure performance based on EBITDA, return on net assets, and individualized key performance indicators. Please amend your registration statement to disclose the actual goals for achievement by the company and the extent to which those goals were met. To the extent that goals were quantified, your disclosure should provide precise quantitative information. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your

conclusion. Additionally, to the extent that you have a sufficient basis to keep the information confidential, expand your disclosure to discuss how difficult or how likely it would be for the company to achieve the undisclosed performance goals.

Long-Term Equity Compensation, page 100

20. You state that you grant executives equity compensation in the form of stock options. Please disclose how you determine the size and frequency of these grants. Your discussion should provide a comprehensive analysis of the substance of the decision to grant these awards.

Certain Relationships and Related Party Transactions, page 121

Related Party Transaction Policy, page 126

21. We note your statement that you have a formal policy for the review, approval, ratification, and disclosure of related party transactions. Please also disclose whether this policy is written. If the policy is not written, please disclose how the policy is evidenced. Refer to Item 404(b)(1)(iv) of Regulation S-K.

The Exchange Offer, page 128

Terms of the Exchange Offer, page 128

22. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d). Additionally, please confirm in your prospectus that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Certain Material United States Federal Tax Considerations, page 225

23. Please remove the word "certain" from this heading and subsequent discussion as well as on pages 11 and 139. All material tax considerations should be described.

Financial Statements, page F-1

Consolidated Statements of Income, page F-4

24. We note that you do not include depreciation and amortization within cost of sales and instead include depreciation and amortization within operating expenses. As such, please remove the gross profit subtotal here and throughout the filing.

Note 1 – Significant Accounting Policies, page F-7

Insurance, page F-10

25. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area. Please also quantify the dollar amount of your self-insurance accruals for each period presented.

Cost of Goods Sold, page F-11

26. Please disclose the types of expenses that you include in the cost of sales line item as well as the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

Segment Reporting, page F-12

27. You disclose you have two reportable segments: North American and International. It is unclear what your operating segments are and whether operating segments have been aggregated to arrive at these two reportable segments. Please tell us and revise your disclosure to clarify what your operating segments are and whether any operating segments have been aggregated to arrive at your two reportable segments. See also ASC 280-10-50-21.a. If you aggregated operating segments in arriving at one or more of your reportable segments, please also provide us with the analysis you performed in determining the requirements of ASC 280-10-50-11 were met.

28. You disclose on page 69 that you evaluate goodwill for impairment at two reporting units that mirror your two reportable segments. Please provide us a comprehensive discussion and revise your disclosure to address how you determined you only have two reporting units. Note that a reporting unit is an operating segment (as defined in ASC 280-10-50-1) or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that

component. Please clarify whether discrete financial information is prepared at any level lower than the reporting unit level. If so, please tell us who uses this information and for what purpose. See ASC 350-20-55-1 through 350-20-55-9.

Note 7 – Long-Term Debt, page F-18

29. Please tell us how you have accounted for the registration rights agreements disclosed on page F-19, including what consideration was given to FASB ASC 825-20. Please also provide the disclosures required by FASB ASC 825-20-50, as applicable.

Note 11 – Employee Benefit Plans, page F-28

Stock Option and Restricted Stock Plans, page F-28

30. You modified the exercise price of approximately 1.8 million stock option grants from $17.62 to $12.50 during 2009. In addition, in conjunction with the $3 million dividend paid during 2009, you also reduced the exercise prices of outstanding options by between $0.01 and $0.02 per option. It is unclear how you accounted for these modifications. Please advise and revise your disclosure accordingly. Refer to ASC 718-20-35-3.

Note 15 – Commitments and Contingencies, page F-39

Leases, page F-39

31. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.

Litigation, page F-40

32. We note that the number of claims filed during the year ended September 30, 2010 increased significantly when compared to prior periods, as disclosed on page 67. Please tell us and revise your disclosure to address the nature of the increase and discuss whether this is a trend that you will believe will continue.

Note 16 – Guarantor and Non-Guarantor Financial Statements, page F-42

33. Please tell us which paragraph of Rule 3-10 of Regulation S-X you are relying upon and how you concluded that the requirements under that paragraph have been met. In

addition, please also address your consideration of the disclosures required by Rules 3-10(i)(8) to (10). For example, Rule 3-10(i)(8) requires the following to be disclosed, if true:

- Each subsidiary issuer or subsidiary guarantor is "100% owned" (as defined by Rule 3-10(h)(1)). Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned;"
- All guarantees are full and unconditional; and
- Where there is more than one guarantor, all guarantees are joint and several.

Item 21. Exhibits and Financial Statement Schedules, page II-4

34. Please tell us what consideration you gave to filing the Variable Compensation Plan as an exhibit.

Signatures, page II-10

35. Please note that a majority of the directors of each registrant must sign the registration statement. In this regard, we note that on page II-10, only the principal executive officer, principal financial officer, and principal accounting officer have signed the registration statement for McJunkin Red Man Corporation.

Exhibit 5.1

36. Please tell us why counsel believes it needs to include in its opinion the qualifications contained in paragraphs (A), (B), (C)(iii), and (D). Alternatively, please have counsel remove these qualifications.

37. We note your statement on page 5 that counsel undertakes no obligation to supplement its opinion in response to changes in the applicable laws or facts. Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion or you may simply amend the opinion to remove the date qualification.

Exhibit 5.2

38. In the last paragraph on page 2 and in the first full paragraph on page 3, we note the limitations placed on counsel's opinion regarding its obligation to update or supplement its opinion. Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion or you may simply amend the opinion to remove the date qualification.

39. Please tell us why counsel believes it needs to include in its opinion the qualification contained in the last two sentences of the first full paragraph on page 3. Alternatively, please have counsel remove this qualification.

Exhibit 5.3

40. In the last sentence in paragraph A on page 4, we note that counsel assumes no obligation to supplement is opinion letter due to changes in the applicable laws or facts. Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion or you may simply amend the opinion to remove the date qualification.

41. Please tell us why counsel believes it needs to include in its opinion the qualifications in paragraphs C and D on page 4. Alternatively, please have counsel remove these qualifications.

Registration Statement on Form S-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

42. Please include a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions. Insofar as practicable, registration fees, costs of printing and engraving, legal, and accounting fees shall be itemized separately. Refer to Item 511 of Regulation S-K and the instruction thereto.

Item 16. Exhibits and Financial Statement Schedules, page II-4

43. We encourage you to file all exhibits with your next amendment. Please note that we will not take your registration statement effective until you file all required exhibits, including all required legal opinions. Additionally, please note that we will need adequate time to review exhibits before taking your registration statement effective.

Item 17. Undertakings, page II-8

44. Please only include the undertakings applicable to this offering. In this regard, please remove the undertakings you include in paragraphs (b) and (c) on page II-9 as these undertakings relate to a registration statement on Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael A. Levitt, Esq.
Fried, Frank, harris, Shriver & Jacobson LLP
via facsimile at (212) 859-4000